EXHIBIT 21.1

COLLINS & AIKMAN FLOORCOVERINGS, INC. AND SUBSIDIARIES

List of Subsidiary Corporations

Entity	Jurisdiction of Organization
Collins & Aikman Floorcoverings UK Limited	United Kingdom
Advance Carpet Tiles, Ltd.	United Kingdom
Collins & Aikman Floorcoverings Asia Pte. Ltd.	Singapore
Monterey Carpets, Inc.	Delaware
Crossley Carpet Mills, Ltd.	Canada
1811367 Nova Scotia Limited	Nova Scotia
Crossley Carpets (U.S.) Limited	Nova Scotia
CAF Extrusion, Inc.	Delaware